Exhibit 14.1

LAZARD LTD

Code of Business Conduct and Ethics

Introduction

This Code of Business Conduct and Ethics applies to all of the directors, managing directors, officers and employees of Lazard Ltd and its subsidiaries and affiliates (“Lazard”) and covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all managing directors and employees of Lazard. All of our directors, managing directors, officers and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by Lazard’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation. In addition, Lazard maintains more detailed policies and procedures for many of the topics covered by this Code of Conduct and Ethics. Directors, managing directors, officers and employees of Lazard are responsible for knowing and abiding by these more detailed policies and procedures, most of which are contained in the Lazard Compliance Manual.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Sections 13-14 of this Code.

I. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law, both in letter and in spirit, is the foundation on which Lazard’s ethical standards are built. All managing directors and employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all managing directors and employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

From time to time, Lazard will hold information and training sessions to promote compliance with laws, rules and regulations. Managing directors and employees are advised to consult Lazard’s Compliance Manual, which contains more detailed policies concerning compliance with law.

II. CONFLICTS OF INTEREST

There can be no conflict, or appearance of a conflict, between the self-interest of any director, officer, managing director or employee and the responsibility of that director, officer, managing director or employee to Lazard, or its clients.

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of Lazard. A conflict situation can arise when a director, managing director, officer or employee takes actions or has interests that may make it difficult to perform his or her Lazard work objectively and effectively. Conflicts of interest may also arise when a director, managing director, officer or employee or members of his or her family, receives improper personal benefits as a result of his or her position in Lazard.

It is almost always a conflict of interest for a Lazard managing director or employee to work simultaneously for a competitor, client or service provider. You are not allowed to work for a competitor as a consultant or board member, nor are you permitted to work for or serve as a director (or in a similar capacity) to a client without prior written approval. The best policy is to avoid any direct or indirect business connection with our clients, suppliers or competitors, except on Lazard’s behalf.

Conflicts of interest are prohibited as a matter of Lazard policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or Lazard’s Legal and Compliance Department. Any director, managing director, officer or employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of this Code.

Managing directors and employees are advised to consult Lazard’s Compliance Manual, which contains more detailed policies concerning conflicts of interest.

III. INSIDER TRADING

Managing directors and employees who have access to confidential information concerning Lazard or its clients are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about Lazard should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult Lazard’s Legal and Compliance Department.

Managing directors and employees are advised to consult Lazard’s Compliance Manual, which contains more detailed policies concerning insider trading.

IV. CORPORATE OPPORTUNITIES

Directors, managing directors, officers or employees are prohibited from taking for themselves personally opportunities that are discovered or made available to them as a result of their position with Lazard or through the use of Lazard property or information without the consent of the Board of Directors. No managing director or employee may use his or her position or any Lazard property or information for improper personal gain, and no managing director or employee may compete with Lazard directly or indirectly. Directors, managing directors, officers or employees owe a duty to Lazard to advance its legitimate interests when the opportunity to do so arises.

Managing directors and employees are advised to consult Lazard’s Compliance Manual, which contains more detailed policies concerning corporate opportunities.

V. COMPETITION AND FAIR DEALING/GIFTS AND GRATUITIES

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present managing directors or employees of other companies is prohibited. Each managing director or employee should endeavor to respect the rights of and deal fairly with Lazard’s clients, service providers, competitors, managing directors and employees. No managing director or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

Lazard personnel may not give gifts to, or receive gifts from, any person, principal, proprietor, agent or representative of another firm, company, customer, client or other entity except in a manner consistent with law, Lazard’s policies and procedures set forth elsewhere, and high standards of commercial honor. Entertainment shall similarly be conducted in accordance with law, Lazard policies and procedures, and high standards of commercial honor.

Managing directors and employees are advised to consult Lazard’s Compliance Manual, which contains more detailed policies concerning these matters.

VI. DISCRIMINATION AND HARASSMENT

The diversity of Lazard’s managing directors and employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any form of discrimination or harassment in the work place on the basis of race, color, creed, national origin, age, sex, sexual orientation or disability. Anyone at Lazard who discriminates against or harasses another managing director or employee is subject to strict discipline, including termination in appropriate cases.

Forbidden conduct includes, without limitation:

•	Discriminating against any individual on any basis listed above in making decisions affecting his or her employment (such as hiring, promotions, raises, bonuses, transfers, recommendations or firing).

•	Conditioning, either explicitly or by implication, decisions affecting an individual’s employment on his or her willingness to tolerate discrimination or submit to sexual or other forms of harassment.

•	Engaging in discriminatory or harassing conduct including oral statements, or creating an environment that is hostile or offensive to any managing director or employee.

•	Retaliating or threatening to retaliate against a managing director or employee if he or she complains of discrimination or harassment.

Any Lazard managing director or employee who experiences discrimination or harassment at work by anyone, should bring the problem to the attention of his or her supervisor or the personnel department. All complaints will be investigated promptly.

Any Lazard managing director or employee who reports incidents of discrimination or sexual or other harassment will not be subject to retaliation. Anyone who tries to intimidate a fellow managing director or employee from reporting discrimination or harassment, who tries to impede Lazard’s investigation of any such complaint or who threatens retaliation, will be subject to immediate discipline.

VII. HEALTH AND SAFETY

Lazard strives to provide each managing director or employee with a safe and healthy work environment. Each managing director and employee has responsibility for maintaining a safe and healthy workplace for all managing directors and employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Managing directors and employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

Managing directors and employees are advised to consult Lazard’s Employee Handbook, which contains more detailed policies concerning these matters.

VIII. RECORD-KEEPING

Lazard requires honest and accurate recording and reporting of information, hours worked and expenses in order to make responsible business decisions.

Many managing directors and employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.

All of Lazard’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Lazard’s transactions and must conform both to applicable legal requirements and to Lazard’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to Lazard’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult Lazard’s Legal and Compliance Department.

Managing directors and employees are advised to consult Lazard’s Compliance Manual, which contains more detailed policies concerning these matters.

IX. CONFIDENTIALITY

Managing directors and employees must maintain the confidentiality of confidential information entrusted to them by Lazard or its clients, except when disclosure is authorized by the Legal and Compliance Department or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to Lazard or its clients, if disclosed. It also includes information that service providers and clients have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every managing director or employee should have executed a confidentiality agreement when he or she began his or her employment with Lazard.

Managing directors and employees are advised to consult Lazard’s Compliance Manual, which contains more detailed policies concerning confidentiality of Lazard and client information.

X. PROTECTION AND PROPER USE OF LAZARD ASSETS

All managing directors and employees should endeavor to protect Lazard’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Lazard’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Lazard equipment should not be used for non-Lazard business, though incidental personal use may be permitted.

The obligation of managing directors and employees to protect Lazard’s assets includes its proprietary information. Proprietary information includes intellectual property as well as business plans, novel ideas, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Lazard policy. It could also be illegal and result in civil or even criminal penalties.

XI. PAYMENTS TO GOVERNMENT PERSONNEL

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Lazard policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Lazard’s Legal and Compliance Department can provide guidance to you in this area.

Managing directors and employees are advised to consult Lazard’s Compliance Manual, which contains more detailed policies concerning the Foreign Corrupt Practices Act and payments to U.S. government personnel.

XII. WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of this Code for executive officers or directors may be made only by the Board of Directors or an authorized committee of the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

XIII. REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Managing directors and employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of Lazard not to allow retaliation for reports of misconduct by others made in good faith by managing directors or employees. Managing directors and employees are expected to cooperate in internal investigations of misconduct.

Managing directors and employees must read Lazard’s Employee Complaint Procedures for Accounting and Auditing Matters, which describes Lazard’s procedures for the receipt, retention, and treatment of complaints received by Lazard regarding accounting, internal accounting controls, or auditing matters. Any managing director or employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

XIV. COMPLIANCE GUIDELINES

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from individuals other than your supervisor. In situations where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Legal and Compliance Department.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. Lazard does not permit retaliation of any kind against managing directors or employees for good faith reports of ethical violations. See Section 13 of this Code and the Employee Complaint Procedures for Accounting and Auditing Matters.

•	Remember — Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

LAZARD LTD

Supplement to Code of Business Conduct and Ethics: for CEO and Senior Financial Officers

Lazard Ltd has a Code of Business Conduct and Ethics applicable to all directors, Officers and employees of Lazard Ltd and its subsidiaries and affiliates (“Lazard”). The CEO, and all senior financial officers, including the CFO and principal accounting officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Business Conduct and Ethics, the CEO and senior financial officers are subject to the following additional specific policies:

1.	The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by Lazard with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Disclosure Committee any material information of which he or she may become aware that affects the disclosures made by Lazard in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities as specified in Lazard’s policies relating to financial reporting and disclosure, and to controls and procedures.

2.	The CEO and each senior financial officer shall promptly bring to the attention of the Disclosure Committee and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect Lazard’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Lazard’s financial reporting, disclosures or internal controls.

3.	Each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee, and the CEO or General Counsel shall promptly bring to the attention of the Audit Committee, any information he or she may have concerning any violation of Lazard’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in Lazard’s financial reporting, disclosures or internal controls.

4.	Each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the Audit Committee, and the CEO or General Counsel shall promptly bring to the attention of the Audit Committee, any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to Lazard and the operation of its business, by Lazard or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

5.	The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the CEO and Lazard’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and shall include written notices to the individual involved advising such individual potentially among other things the Board’s determination that there has been a violation, any censure by the Board, any demotion or re-assignment of the individual involved, any suspension with or without pay or benefits (as determined by the Board) and any termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual involved had been advised prior to the violation as to the proper course of action and whether or not the individual involved had committed other violations in the past.